pacific booker minerals inc.
#1103 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
Email: info@pacificbooker.com	Symbols: bkm-tsx venture / pbmlf-OTC	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

OTC - PBMLF

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Issues Statement on Morrison Decision

Vancouver BC,  March 2, 2022:  Pacific Booker Minerals Inc. (TSXV: BKM) (OTC Pink: PBMLF) is commenting on the BC Government's refusal to grant an EAC for the Morrison project on February 7th.

At approximately 1pm on February 7th, PBM was contacted by the EAO by phone and advised that the decision would be posted after 2pm.  PBM was not advised of the content of the decision at that time.

One of the most concerning parts of the media coverage of the decision for PBM was to again see multiple media reports that said "Morrison Lake produces the second-largest number of sockeye salmon in BC and is at the headwaters of the Skeena River".  Neither of those statements is correct.  The "at the headwaters of the Skeena River" statement was used by Ministers Coleman and Lake in the information bulletin for the 2012 rejection.  The "produces the second-largest number of sockeye salmon" statement would be correct if it included the entire Skeena Watershed, but not from Morrison Lake alone.  Some of these articles were amended subsequently.

Verna Power who holds the Natural Resources Portfolio for the Lake Babine Nation is quoted by Matt Simmons of The Narwhal, as saying that the Morrison project is "finally dead".  But according to the letter signed by Minister Heyman (dated February 7, 2022) the Environmental Assessment Act allows PBM to submit another proposal based on a new project design in the future.  PBM is currently investigating the possibility of submitting another proposal to the EAO.

The Narwhal article also says that "the office" concluded the mine would not result in any significant adverse effects with the successful implementation of mitigation measures and conditions.  "The office" is not identified but appears to indicate PBM.  The conclusion was made by the EAO, was provided to the Ministers at the time of the 2012 decision, and is documented in the 2012 Executive Directors Recommendation document, on page 31 of 33, as follows:

"EAO is satisfied that:

•

the Assessment process has adequately identified and addressed the potential adverse environmental, economic, social, heritage and health effects of the proposed Project, having regard to the successful implementation of the conditions and the mitigation measures set out in Schedule B to the draft EA Certificate;

•

public consultation, and the distribution of information about the proposed Project, has been adequately carried out by the Proponent; and,

•

the Crown has fulfilled its obligations for consultation and accommodation to Lake Babine Nation, Yekooche First Nation and Gitxsan and Gitanyow Nations relating to a decision on whether to issue an EA Certificate for the proposed Project."

PBM has relied on the statements of our qualified independent professionals, including Harvey McLeod, FEC, P.Eng., P.Geo., a Principal of KCB, who has stated the opinion that the project has been designed using Best Available Practices and can be safely constructed, operated and closed to protect the environment.

The challenge going forward for PBM will be to address the First Nations concerns in regards to the projects' impact on Babine Lake and the Skeena River.

If you would like to be added to or removed from our email newsgroup, please send your request by email to info@pacificbooker.com.  We can be contacted by phone at 604 681-8556.

On Behalf of the Board of Directors

"John Plourde"

John Plourde, Director

No regulatory authority has approved or disapproved the information contained in this news release.  This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.